
Mail Stop 3720

September 2, 2009

Ms. Rita McKeown
Chief Financial Officer
Alliance HealthCard, Inc.
900 36th Avenue NW, Suite 105
Norma, OK 73072

> **Re: Alliance Healthcard, Inc.**
> **Amended Form 10-K for Fiscal Year Ended September 30, 2008**
> **Filed August 5, 2009**
> **Amended Forms 10-Q for the Fiscal Quarters Ended**
> **December 31, 2008 and March 31, 2009**
> **Filed August 5, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 000-30099**

Dear Ms. McKeown:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form 10-K for Fiscal Year Ended September 30, 2008

Item 9.A Controls and Procedures, page 39

1. We note your disclosure on page 40 that management's inability to issue its report with respect to internal control over financial reporting "caused the design and

operation" of your disclosure controls and procedures to be ineffective. We also note that Amendment No. 1 to your Form 10-K filed on August 5, 2009 contained the conclusion of your chief executive officer and chief financial officer that your disclosure controls and procedures were ineffective as of September 30, 2008. Please revise your disclosure to clearly state that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were not effective as of September 30, 2008. See Item 307 of Regulation S-K.

2. We note your management's conclusion that your internal control over financial reporting was effective as of September 30, 2008. Please expand your disclosure to indicate when management completed its review of your internal control over financial reporting.

Forms 10-Q, as amended, for Fiscal Quarters Ended December 31, 2008, March 31, 2009 and June 30, 2009

Item 4 and Item 4T. Controls and Procedures

3. As noted in our previous comment letters dated March 26, 2009 and July 2, 2009, failure to file your management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely in its Exchange Act reporting. See Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In light of this materially deficiency, it does not appear appropriate to conclude that your disclosure controls and procedures were effective prior to management's completion of its report on internal control over financial reporting. Please amend each of your Forms 10-Q to disclose, consistent with the disclosure in your amended Forms 10-Q filed on August 5, 2009, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were not effective as of the end of the period covered by each Form 10-Q.

4. We note your statement that "there have been *no other* changes in the company's internal control over financial reporting" during the fiscal quarter (emphasis added). Please revise your disclosure in each Form 10-Q to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please also expand your disclosure to address management's prior inability to complete its evaluation with respect to your internal control over financial reporting for the fiscal year ended September 30, 2008 and indicate when it was able complete such evaluation.

Ms. Rita McKeown
Alliance HealthCard, Inc.
September 2, 2009
Page 3

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367 or Kathleen Krebs, Special Counsel, at (202) 551-3350.

Sincerely
/s Kathleen Krebs for

Larry Spirgel
Assistant Director